Mail Stop 4561

April 2, 2009

Rick E. Russo
Sr. Vice President and Chief Financial Officer
Accelrys, Inc.
10188 Telesis Court, Suite 100
San Diego, CA 92121

> **Re:** **Accelrys, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **Filed June 5, 2008**
> **File No. 000-27188**

Dear Mr. Russo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief